ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

December 13, 2012

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Tonya K. Aldave

Re:

Royal Bees Company, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 3, 2012

File No. 333-179461

Dear Ms. Aldave:

Royal Bees Company, Inc., (the “Company”), has received your comment letter dated October 26, 2012 (“comment letter”) pertaining to the above referenced Amendment No. 1 to Registration Statement on Form S-1. Amendment No. 2 to the Form S-1 (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1. We note your response to our prior comment 34 and reissue in part. Please revise throughout the prospectus your disclosure relating to your “officers and directors,” as it appears that you only have one officer and director.

RESPONSE:

We have further revised our document to indicate a single officer and director.

2. Please provide a currently dated consent with your amended filing.

RESPONSE:

A currently dated consent is provided with this amended filing.

3. Please revise to include parentheses in instances when you refer to your net losses.

RESPONSE:

We have revised throughout the document to include parentheses when referring to our net losses.

Prospectus Cover Page

4. We note that you have decreased the number of shares that you are registering on this registration statement. However, you still state on the cover page that you are offering 5,855,000 shares of common stock by 25 selling shareholders. Please revise to reconcile your disclosure.

RESPONSE:

We have revised our disclosure to indicate the correct number of shares as 1,855,000.

Item 3. Prospectus Summary, page 5

5. We note your response to our prior comment 11 and reissue in part. In one of your introductory paragraphs, please disclose your cumulative losses from inception. In addition, revise to disclose the amount of time that your present capital will last at the current burn rate.

RESPONSE:

We have revised our disclosure to include our cumulative losses from inception and to disclose that we believe our ongoing revenue will cover our current burn rate.

6. Please revise the last sentence of the third paragraph to provide balancing disclosure that there is no guarantee that your business will grow.

RESPONSE:

We have revised this paragraph to include the requested language.

7. We note that certain financial information presented as “selected financial data” on pages 5 and 6 does not agree with the information presented in your financial statements. Similarly, the net sales and net loss information presented on page 15 of your filing (under “Description of Business”) does not agree with your financial statements. Please revise your disclosure as appropriate.

RESPONSE:

Disclosures are revised as appropriate to present consistent financial information throughout the filing.

Item 7. Selling Security Holders, page 11

8. We note your response to our prior comment 20 and reissue. We note that you describe who controls Chase Family Trust and World Ventures, LLC. Please revise to disclose the individual or individuals who have “voting and dispositive power” with respect to the shares being offered by these entities.

RESPONSE:

We have revised our disclosure to identify who has voting and dispositive power with respect to the shares being offered by the entities.

Management’s Discussion and Analysis of Financial Condition, page 20

How long can we satisfy our cash requirements, page 20

9. We note your response to our prior comment 33 and reissue. Please revise this subsection to explain how long you can satisfy your cash requirements given your present capital and burn rate.

RESPONSE:

We have revised this section to explain we believe we can continue operations for the next 12 months based on our current revenue stream and burn rate of approximately $2,000 per month.  We have further disclosed that we believe expanding our operations will likely require additional capital.

Plan of Operation, page 23

10. We note your response to our prior comment 42 and reissue because you have not provided sufficient details about your plan of operations. Please revise significantly to include a plan of operations for the next twelve months. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

RESPONSE:

We have already reached revenue generation as evidenced in our financial statements.  We have significantly expanded our plan of operation to detail the activities of each month related to our operation and disclosed our belief that we can cover operation costs from our current revenues.

Executive Compensation, page 25

Table 4.0 Summary Compensation, 26

11. Please revise footnote 2 to your summary compensation plan to reflect the correct amounts of consulting fees paid to Mr. Lyashevskiy.

RESPONSE:

Footnote 2 to the summary compensation plan has been revised to reflect the correct amounts of consulting fees paid to Mr. Lyashevskiy.

Financial Statements for Fiscal Year Ended December 31, 2011

General

12. Please revise your financial statements to include the title of each statement (for example, balance sheet, statement of operations). Please also revise the dates on each of your financial statements to state the full date (for example, December 31, 2011) or the period for which financial information has been presented (for example, year ended December 31, 2011). Your interim financial statements should also be revised, as appropriate.

RESPONSE:

Financial statements have been revised to include the title of each statement and the full dates or period for which the financial information has been presented.

Report of Independent Registered Accounting Firm, page F-2

13. The report of the independent registered public accounting firm that has been included in your filing relates to the audit of your fiscal year 2010 financial statements. Furthermore, the discussion of the audit procedures performed (as noted in the second paragraph of the audit report) continues to suggest that the independent accountant’s audit may have been limited to examining evidence supporting the amounts and disclosure presented in the “schedule of accounts receivable.” In this regard, please amend your filing to include a report from the independent registered public accounting firm that (A) relates to the appropriate periods and (B) addresses the concerns raised in our prior comment 47. If the audit of your financial statements has been limited to any degree and/or for any reason, your response should include an explanation that addresses such limitation and the reason therefor. Refer to Rules 2-02(a) and 2-02(b) of Regulation S-X for further guidance.

RESPONSE:

The report of the independent registered public accounting firm has been amended to include a report that relates to the appropriate periods and addresses concerns as stated above with no stated limitations.

Consolidated Balance Sheets, page F-3

14. We note that the December 31, 2011 balance sheet provided as part of your annual financial statements (on page F-3 of your Form S-1) and the December 31, 2011 balance sheet provided as part of your interim financial statements (on page F-11 of your Form S-1) report differing asset and retained earning balances. Therefore, we re-issue our prior comment 48. Please revise the balance sheets included in your registration statement, as appropriate. In addition, revise your other financial statements and related disclosures, as necessary, so that consistent financial information is presented throughout your entire filing.

RESPONSE:

The balance sheets have been revised to reflect consistent amounts in financial statements and related disclosures throughout the Form S-1/A.

15. Per your disclosure in Note 6, it appears that your notes payable are due within one year of your balance sheet date. As such, please reclassify the reported balance to current liabilities. In addition, all disclosures throughout your filing that address your working capital at December 31, 2011 should be revised, as appropriate.

RESPONSE:

The typographical error has been corrected to accurately reflect that the notes payable are due December 31, 2013 and have been classified as long term liabilities.  All working capital disclosures have been verified for accuracy and revised as appropriate.

Consolidated Statements of Operations, page F-4

16. Please refer to your response to our prior comment 49. While it appears that depreciation and amortization costs associated with your hives have been classified as costs of goods sold in your consolidated statement of operations for the interim period ended June 30, 2012, it does not appear that these depreciation and amortization costs were reclassified in your statements of operations for the fiscal years ended December 31, 2011 and December 31, 2012. If true, please revise the aforementioned year-end statements of operations for consistency, as appropriate.

RESPONSE:

The depreciation and amortization costs associated with our hives have been reclassified to cost of goods sold for all year end and interim period statements as appropriate.

Consolidated Statements of Cash Flows, page F-6

17. Please reclassify the $3,500 of cash inflows attributable to the issuance of additional notes payables to the “financing activities” section of your statement of cash flows. Similarly, reclassify the cash flows attributable to the change in your inventory balance to the “operating activities” section of your statement of cash flows.

RESPONSE:

The $3500 of cash inflows from notes payable has been reclassified to the financing activities section of the statement of cash flows.  The change in inventory balance has been reclassified to operating activities section of the statement cash flows.

Financial Statements for Interim Period Ended June 30, 2012

Footnotes to Financial Statements

18. We note that a significant portion of the 2011 balance sheet information presented in the notes to your interim period financial statements is as of June 30, 2011. However, since the 2011 balance sheet presented in connection with your interim period financial statements should be as of December 31, 2011, we believe that the balance sheet information as of such date should also be included in the footnotes to your financial statements. Please revise your disclosure accordingly.

RESPONSE:

The balance sheet information as of December 31, 2011 has been included in the footnotes to the financial statements for interim period financial statements as of September 30, 2012.

Note 5. Property and Equipment, page F-17

19. Please revise your disclosure to reflect the appropriate dates for the columns presented in your tabular disclosure of the major classifications of equipment.

RESPONSE:

The disclosure has been revised to reflect the appropriate dates for the columns presented in our tabular disclosure of the major classifications of equipment.

Note 6. Notes payable, page F-18

20. Per your disclosure in this footnote, your notes payable are due on December 31, 2012. However, per your disclosure on page 20 of MD&A, your notes payable are due on December 31, 2013. Please reconcile the disclosure in Note 6 and the disclosure in MD&A, as appropriate.

RESPONSE:

The footnotes have been revised to reflect the appropriate due date of December 31, 2013 for the notes payable.

Note 7. Related-Party Transaction, page F-18

21. Based upon your statements of operations for the six months ended June 30, 2012 and June 30, 2011, the amounts disclosed in this footnote as consulting fees and reimbursements paid to your major shareholder appear to reflect your expenses for professional fees. Please revise your disclosure, as appropriate.

RESPONSE:

Disclosures have been revised to reflect the appropriate amounts for consulting fees and reimbursements paid to our major shareholder.

Exhibit 5.1

22. Please have counsel revise the legal opinion to reflect that the opinion relates to 1,855,000 shares of common stock, rather than 5,855,000 shares.

RESPONSE:

We have included a revised legal opinion as an exhibit to this amendment.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President